
VEHICLE #: 04243
IMPRESSIONS: 650
GEICO



William Stanislaus · 2nd

Founder at Tagus

Fremont, California, United States ·

Contact info

500+ connections



1 mutual connection: Judah Longgrear

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Tagus

University of Aberdeen

Experience

Founder

Tagus

May 2019 – Present · 2 yrs 5 mos

Fremont, CA

Co-Founder & CTO

Grabb-It (S18 - YC backed Startup)

Jun 2017 – May 2019 · 2 yrs

Concept, Designed and developed Grabb-it Geo-target platform from the scratch, which includes:
* Compute unit with GPS and LTE module: Built prototype board from scratch using various off-the-shelf pro ...see more







+4

Principal Software Engineer

Ericsson

Jul 2014 – Jun 2018 · 4 yrs

San Jose

• Design and Platform software development (board bring up) of next generation Ericsson SSR (smart services router) SSR-8801

• Responsible for Lead, design and develop variou: ...see more

Sr. Engineering Manager - Wireless Switching

NETGEAR

Jul 2012 – Jul 2014 · 2 yrs 1 mo

San Jose

• Design and architect Enterprise WLAN controller and Access Points.

• Manage and handle wireless LAN product customer support issues.

WLAN Design & Release Manager

Avaya

Jan 2010 – Jul 2012 · 2 yrs 7 mos

Santa Clara, CA

• Design and Architect of Avaya WLAN 8100 Product which includes Wireless Controllers and Access Points, successfully delivered multiple releases on time with high quality.

• Technical Management of onsite team with 10+ e ...see more

Show 4 more experiences

Education

University of Aberdeen

Master of Science by Research, Communication Engineering

2004 – 2005

University of Madras

Bachelor of Engineering, Computer Science & Engineering

1995 – 1999

Santhome Hr. Sec. School.